May 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jessica Livingston

Re:	Southern States Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-264562

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southern States Bancshares, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on Tuesday, May 24, 2022, or as soon thereafter as practicable on such date, or at such other time as the Company or its counsel, Jones Walker LLP, request by telephone that such Registration Statement be declared effective.

Please contact Mike Waters or Clint Smith of Jones Walker LLP, counsel to the Company, at (205) 244-5210 or (504) 582-8429, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SOUTHERN STATES BANCSHARES, INC.

By:	/s/ Lynn Joyce
Name:	Lynn Joyce
Title:	Senior Executive Vice President and Chief Financial Officer

Cc:	Mike Waters, Jones Walker LLP
Clint Smith, Jones Walker LLP
Thomas Kimball, Jones Walker LLP
#86043864v3

615 Quintard Ave w Anniston, AL 36201 w Office: (256) 241-1092 w
www.southernstatesbank.net